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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44862

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GREIF & CO.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

633 West Fifth Street, 65th Floor
(No. and Street)

Los Angeles	CA	90071
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lloyd Greif (213) 346-9250
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gumbiner Savett Inc.
(Name – *if individual, state last, first, middle name*)

1723 Cloverfield Blvd.	Santa Monica	CA	90404
(Address)	(City)	(State)	(Zip Code)



SEC MAIL PROCESSING
RECEIVED
FEB 28 2013
193

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

CM 3/9/13

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

GREIF & CO.

STATEMENT OF FINANCIAL CONDITION

December 31, 2012

GUMBINER SAVETT INC.

CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

GREIF & CO.

STATEMENT OF FINANCIAL CONDITION

December 31, 2012

OATH OR AFFIRMATION

I, Lloyd Greif, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GREIF & CO., as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



MELISSA M. MENDOZA
Commission # 1916229
Notary Public - California
Los Angeles County
My Comm. Expires Dec 10, 2014

Signature

President & CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GREIF & CO.
FINANCIAL REPORT
December 31, 2012

TABLE OF CONTENTS


GUMBINER
SAVETT INC.
CERTIFIED PUBLIC ACCOUNTANTS
& BUSINESS ADVISORS
Santa Monica, California

Independent Auditor's Report

The Board of Directors
Greif & Co.
Los Angeles, California

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Greif & Co. as of December 31, 2012, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free of material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Greif & Co. as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

Gumbiner Savett Inc.

February 19, 2013

GREIF & CO.
STATEMENT OF FINANCIAL CONDITION
December 31, 2012

ASSETS

ASSETS		
Cash and cash equivalents	$	3,012,573
Investments		125,000
Investment banking receivables		168,343
Property and equipment, at cost, net of accumulated depreciation		25,205
Prepayments and other assets		10,427
TOTAL ASSETS	$	3,341,548

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accrued bonuses	$	1,058,517
Accounts payable and accrued expenses		318,438
TOTAL LIABILITIES		1,376,955
COMMITMENTS		
STOCKHOLDER'S EQUITY		
Common stock, no par value: Authorized, 100,000 shares; Outstanding, 1,000 shares		10,000
Retained earnings		1,954,593
TOTAL STOCKHOLDER'S EQUITY		1,964,593
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	3,341,548

The accompanying notes are an integral part of this statement.

GREIF & CO.
NOTES TO FINANCIAL STATEMENTS
For the Year Ended December 31, 2012

Greif & Co. (the "Company") is a registered broker and dealer in securities under the Securities Exchange Act of 1934. The Company provides investment banking services to companies in the United States of America that are seeking to raise capital or acquire or divest operations.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Depreciation:

Depreciation is computed on the straight-line method over the estimated useful lives of the assets, generally as follows:

Furniture and fixtures	7 years
Office equipment	5 years

Leasehold improvements are amortized over the shorter of the life of the applicable lease or the life of the asset.

S corporation election:

The Company and its stockholder have elected to treat corporate taxable income as income to the stockholder. Accordingly, federal and state income taxes are liabilities of the stockholder and not of the Company, except that California levies a 1.5% tax on electing corporations.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not of being sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. At December 31, 2012, the Company had no unrecognized tax benefits. The Company currently is not under examination by any tax authority.

(Continued)

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash equivalents:

The Company considers all highly liquid temporary cash investments with original maturities of three months or less at the time of purchase to be cash equivalents.

Investment banking receivables:

Investment banking receivables are reported at the customers' outstanding balances less any allowance for doubtful accounts. Interest is not accrued on receivables.

Allowance for doubtful accounts:

Management reviews the allowance for doubtful accounts on a quarterly basis based on information collected from customers, the length of time receivables are past due, and historical experience. The Company provides specific reserves when losses are probable. The Company charges investment banking receivable losses against the allowance when management believes the account is uncollectible. Subsequent recoveries, if any, are credited to the allowance. There was no allowance for doubtful accounts deemed necessary at December 31, 2012.

Revenue recognition:

Investment banking fees include fees that are contingent on, and are recognized upon, the successful completion of a project, and fees for consulting services are recognized as the services are rendered. Revenue attributable to equity interests received for services is recorded based upon the fair value of the equity interest as of the date of closing the transaction. For privately held securities, these equity interests are typically recorded at amounts that take into consideration that they may be subject to restrictions on resale and no ready markets exist. Additional revenue is recorded as liquidity events occur. Investment banking fees are generated from services related to a limited number of transactions. Due to the nature of the Company's business, the size of any one transaction may be significant to the Company's operations for the period.

Long-lived assets:

The Company reviews for the impairment of long-lived assets and certain identifiable intangibles whenever events or changes in circumstances indicate that the carrying amount of any asset may not be recoverable. An impairment loss would be recognized when the estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition is less than the carrying amount. If an impairment is indicated, the amount of the loss to be recorded is based on an estimate of the difference between the carrying amount and the fair value of the asset. Fair value is based upon discounted estimated cash flows expected to result from the use of the asset and its eventual disposition and other valuation methods.

(Continued)

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Customer accounts:

The Company does not hold funds, securities or carry accounts for customers. In the opinion of management, the Company has complied with the exemptive provisions relating to the computation for determination of reserve requirements and information relating to the possession or control requirements under Rule 15c3-3(k)(2)(i) of the Securities and Exchange Commission throughout the year ended December 31, 2012.

NOTE 2: CONCENTRATIONS

Cash:

The Company maintains cash balances at two banks where amounts on deposit may exceed $250,000 throughout the year. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $250,000. The Company has not experienced losses in such accounts and believes it is not exposed to any significant credit risk on cash.

NOTE 3: PROPERTY AND EQUIPMENT

As of December 31, 2012, property and equipment consisted of the following:

Furniture and fixtures	$ 717,059
Office equipment	69,296
Leasehold improvements	1,046,064
	1,832,419
Less: accumulated depreciation	(1,807,214)
	$ 25,205

(Continued)

GREIF & CO.
NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2012

NOTE 4: COMMITMENTS

The Company leases office space, automobiles and office equipment under non-cancelable operating leases pursuant to agreements expiring through January 24, 2017. The office lease requires additional payments based on the operating costs of the building and provides for a five-year option to renew.

Minimum annual rental payments are as follows:

Year Ending		
2013	$	428,154
2014		415,595
2015		201,277
2016		5,472
	$	1,050,498

NOTE 5: NET CAPITAL REQUIREMENT AND OTHER REGULATIONS

As a registered broker and dealer in securities and as a member of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission. This rule prohibits a broker and dealer from engaging in securities transactions when its "aggregate indebtedness" exceeds 15 times its "net capital," as those terms are defined in the rule. At December 31, 2012, the Company's net capital, as defined, was $2,683,655, which exceeded the required minimum net capital by $2,665,705.

NOTE 6: SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 19, 2013, the date which the financial statements were available to be issued. There were no subsequent events noted that would require adjustment to or disclosure in these financial statements.